[LETTERHEAD]

                              FOR IMMEDIATE RELEASE

                CREO PRODUCTS INC. ANNOUNCES 2000 THIRD QUARTER:

                      RECORD REVENUE OF $162.6 MILLION AND
             ADJUSTED EARNINGS* OF $13.7 MILLION OR $0.28 PER SHARE
            (In thousands of U.S. dollars except earnings per share)

Vancouver, BC, Canada (August 1, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) (`Creo') reported adjusted earnings for the three months ended June 30, 2000 of $13.7 million or $0.28 per share (diluted - US GAAP) compared to $4.7 million or $0.16 per share for the three months ended June 30, 1999.

*The adjusted earnings excludes the effect of goodwill and other intangible asset amortization, business integration costs and the equity loss from the investment in Japan. The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.

Total revenue for the three months ended June 30, 2000 (Q3) increased 266.8% to $162.6 million from $44.3 million for the three months ended June 30, 1999. Total revenue for the nine months ended June 30, 2000 increased 128.8% to $280.0 million from $122.4 million for the nine months ended June 30, 1999.

"We are very pleased with these operating results," said Raffi Amit, Co-Chair of the Board of Creo. "This has been a remarkable accomplishment in light of challenges the company faced in integrating these two business. Our shareholders are beginning to realize the benefit from this merger."

On April 4, 2000, Creo acquired certain assets of Scitex Graphic Business and shares of related subsidiaries for 13,250,000 shares of Creo. This acquisition was valued at $508.0 million, which has been allocated to the assets and liabilities acquired along with the related goodwill from the acquisition. The acquisition was accounted for under the purchase method, with the results from the operations of the Business acquired being included in the consolidated financial statements of Creo commencing this quarter.

"The acquisition of the Scitex pre-print operations was an important move for us" said Amos Michelson, CEO of Creo. "Going forward we have broadened our product offering and our sales distribution throughout the world and with our merged innovative team, we have positioned ourselves for strong long-term growth."

This is the first quarter that the Company's financial results include the pre-print division of Scitex Corporation Ltd. acquired on April 4, 2000. The following comparison is based on the results for the three months ended June 30, 2000 compared to the pro forma consolidation of the actual results of Creo and the Scitex pre-print division for the quarter ended March 31, 2000. The Scitex pre-print division results are extracted from Scitex Corporation's financial statements for the quarter ended March 31, 2000.

The Statement of Operations this quarter includes business integration costs of $8.2 million, goodwill and other intangible asset amortization of $18.1 million, and the equity loss from the investment in Japan of $1.0 million. The following is a pro forma summary of adjusted operations and earnings excluding these items and has been prepared assuming the merger took place effective January 1, 2000 (in millions of U.S. dollars):


                                                                                Three months ended
                                                                             June 30            March 31
                                                                               2000               2000
                                                                           (unaudited)        (unaudited)
 ------------------------------------------------------------------------------------------------------------
Revenue                                                                $       162.6         $      169.8
Cost of sales                                                                   91.1                 96.8
                                                                       ----------------    ----------------
Gross profit                                                                    71.5                 73.0
Research and development, net                                                   14.2                 19.0
Sales and marketing                                                             24.7                 24.5
General and administration                                                      17.2                 16.7
Other (income) expense                                                           0.1                 (1.7)
                                                                       ----------------    ----------------
Adjusted operating income                                                       15.3                 14.5


Income tax expense                                                              (3.8)                (4.8)
                                                                       ----------------    ----------------
Adjusted net operating income                                                   11.5                  9.7
Cash tax recovery from the amortization of
  intellectual property                                                          2.2                  2.2
                                                                       ----------------    ----------------
Adjusted earnings                                                      $        13.7         $       11.9
                                                                       ================    ================
Adjusted earnings per share - fully diluted
  under Canadian and US GAAP                                           $        0.28
                                                                       ===============

Effective May 18, 2000, the joint venture between Heidelberg and Creo was terminated, and the companies entered into an original equipment manufacture
(OEM) relationship on those products that were formerly in the joint venture. Under this OEM relationship, Heidelberg has the right to continue to manufacture and sell these products for at least the next two years.

Under our agreement on the termination of the joint venture, all equipment orders that were received up to May 17, 2000 were considered joint venture business and will be accounted for as the joint venture revenue when shipped. All orders received after May 17, 2000 by Heidelberg will be accounted for as OEM sales, whereby the company will record the full amount of the sale to Heidelberg. Under this OEM relationship, Heidelberg will no longer continue to fund R&D expenses on these products.

During Q3, all the shipments of these products were joint venture sales, since all the orders were received prior to May 18, 2000. If these joint venture shipments had been accounted for as OEM sales, the revenue of the company would have increased by $11.5 million, offset by increased cost of sales of $5.2 and a reduction in R&D funding of $0.4 million resulting in a net increase in operating income of $5.9 million.

Total revenue for Q3 decreased $7.2 million to $162.6 million from $169.8 million for the three months ended March 31, 2000 (Q2). This was mainly due to a decrease in equipment revenue from the joint venture with Heidelberg of $11.9 million offset by an increase in the non-joint venture products of $4.7 million. Although the revenue from the joint venture in Q3 was low, we are entering our fourth quarter with a record level of sales backlog for these products.

The following is a summary of our revenue for Q2 and Q3 (in thousands of US dollars):


                                                                               Three months ended
                                                                           June 30             March 31
                                                                             2000                2000
                                                                         (unaudited)         (unaudited)
------------------------------------------------------------------------------------------------------------
Joint Venture                                                          $     14,131          $     26,023
Output division - includes computer to plate
  (CTP) and computer to film                                                 47,275                40,054
Workflow - Brisque and Prinergy software                                     25,758                23,759
Input division - scanners and digital cameras                                10,217                12,586
Iris division - proofers                                                      6,294                 8,503
OEM revenue - includes DOP and
  print on demand systems                                                    11,663                12,605
Consumables on proofers                                                      11,193                11,760
Service                                                                      36,043                34,497
                                                                       ----------------      ----------------
                                                                       $    162,574          $    169,787
                                                                       ================      ================

The gross margin in Q3 increased to 44% from 43% in Q2, due to our product mix this quarter. In Q3 we sold more large format CTP's and workflow systems as compared to Q2. The gross profit in Q3 decreased $1.5 million from that of Q2 due to a decrease in overall revenue.

Research and development expenses decreased $4.8 million from $19.0 million in Q2 to $14.2 million in Q3. This decrease was due mainly to a $2.5 million increase in research and development tax credits resulting from new tax legislation in Canada and a $1.6 million decrease in R&D expenses in Israel.

Sales and marketing expenses increased $0.2 million from $24.5 million in Q2 to $24.7 million in Q3, due to the increase in sales levels of the non-joint venture products.

General and administration expenses increased by $0.5 million from $16.7 million in Q2 to $17.2 million in Q3. This increase was due mainly to an increase in legal and audit fees.

Income tax expense as a percentage of pre-tax income decreased from 33% in Q2 to $25% in Q3. This decrease was a result of the operating structure on the acquisition from Scitex , which resulted in more of our operations being taxed in jurisdictions with lower tax rates.

The cash tax recovery from the amortization of intellectual property is the benefit the company will receive for the next five years as a result of the Scitex acquisition. This intellectual property was acquired through the issue of shares and therefore did not involve cash, but these tax savings result in an actual cash tax savings to the company.

The business integration expenses consist mainly of expenses that are related to integration of the Scitex business, including closing of offices and the termination of the joint venture with Heidelberg. Management anticipates additional integration expenses in the future as decisions are made on products, computer systems and certain other activities that are necessary to integrate the business.

The preliminary amounts assigned to goodwill and other intangible assets on the acquisition of the Scitex pre-print division, Intense Software Inc. and Carmel Graphics Systems Inc. totals $383.7 million. Under Canadian GAAP, this amount is amortized over five years. Under U.S. GAAP, the in-process R&D is expensed immediately and the residual amount is amortized over five years.

In July 2000, we increased our ownership of Nihon CreoScitex of Japan to 51% and we will consolidate this company starting in the quarter ending September 30, 2000. In October 2000, we plan to increase our ownership to 81% and take over operating control of this company.

As at June 30, 2000, the company had 46,969,587 common shares outstanding and 6,341,661 options outstanding. The share capital used for the June 30, 2000 earnings per share calculations are as follows:


                                                                                              Per Pro Forma
                                                   Per Consolidated Statement              Summary of Adjusted
                                                          of Operations                         Operations
                                            Three months ended      Nine months ended       Three months ended
                                                 JUNE 30                 JUNE 30                 June 30
                                                   2000                   2000                     2000
                                                (unaudited)             (unaudited)             (unaudited)
-------------------------------------------------------------------------------------------------------------------
Basic shares outstanding                              45,948,027              37,010,710               45,948,027

Fully diluted - Canadian GAAP
    Net earnings (loss) / Adjusted
     earnings                                 $      (10,211,000)      $       2,145,000       $       13,715,000
    Plus: income from options                                  -                   3,000                  906,000
                                              --------------------     -------------------     --------------------
                                              $      (10,211,000)      $       2,148,000       $       14,621,000
                                              ====================     ===================     ====================

    Basic shares outstanding                          45,948,027              37,010,710               45,948,027
    Plus: dilutive options                                     -                  48,000                6,364,555
                                              --------------------     -------------------     --------------------
    Fully diluted shares outstanding                  45,948,027              37,058,710               52,312,582
                                              ====================     ===================     ====================

Fully diluted EPS                             $            (0.22)      $            0.06       $             0.28
                                              ====================     ===================     ====================

Diluted - US GAAP
    Net loss / Adjusted earnings                     (48,401,000)            (36,045,000)              13,715,000

    Basic shares outstanding                          45,948,027              37,010,710               45,948,027
    Plus: dilutive options                                     -                       -                2,848,397
                                              --------------------     -------------------     --------------------
    Diluted shares outstanding                        45,948,027              37,010,710               48,796,424
                                              ====================     ===================     ====================

    Diluted EPS                               $            (1.05)      $           (0.97)      $             0.28
                                              ====================     ===================     ====================

BASED IN VANCOUVER, CANADA, CREO PRODUCTS INC. IS A PUBLICLY HELD HIGH-TECHNOLOGY COMPANY FOCUSED ON THE APPLICATION OF IMAGING AND INFORMATION TECHNOLOGY. THROUGH CREOSCITEX - OUR PRINCIPAL OPERATING DIVISION - WE ARE LEADING THE DIGITAL TRANSFORMATION OF THE GRAPHIC ARTS INDUSTRY. CREO PRODUCTS INC. TRADES UNDER THE SYMBOLS CREO ON NASDAQ AND CRE ON THE TORONTO STOCK EXCHANGE. ADDITIONAL INFORMATION ON CREO MAY BE OBTAINED BY CALLING INVESTOR RELATIONS AT 604-451-2700 OR VISITING HTTP://WWW.CREO.COM OR THROUGH PUBLIC SOURCES, INCLUDING THE COMPANY'S REGULATORY FILINGS IN CANADA AND THE US.

Investors will have the opportunity to listen to the analyst conference call scheduled for August 1, 2000 at 4:30pm ET live over the Internet by accessing Investor Broadcast Networks' Vcall website (http://www.vcall.com) through the Creo homepage at HTTP://WWW.CREO.COM or through Streetfusion, located at http://www.streetfusion.com. To listen to the call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a web and phone replay will be available shortly after the call. Web replay will be available at http://www.vcall.com or http://www.streetfusion.com. To access phone replay, available until August 8th, investors (except Toronto area) should dial 1-800-408-3053, access #529620. In the Toronto area, please dial 416-695-5800 to avoid long distance charges.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) The expected advantages for Creo of the transition to an OEM arrangement with Heidelberger Druckmaschinen AG may be less than expected and may adversely affect Creo's operating results and financial performance; (2) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected;
(3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business;

or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report on Form 20-F for the fiscal year ended September 30, 1999, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo, the Creo logo, CreoScitex, Trendsetter, and Prinergy are registered trademarks or trademarks of Creo Products Inc.

                               CREO PRODUCTS INC.
           Consolidated Statements of Operations and Retained Earnings
            (In thousands of U.S. dollars except earnings per share)


                                         Three months ended             Nine months ended
                                              June 30                        June 30
                                         2000           1999           2000          1999
                                      (unaudited)    (unaudited)    (unaudited)    (unaudited)
-------------------------------------------------------------------------------------------------
  Revenue
    Product revenue                    $  115,338    $    36,796     $  212,909     $  101,690
    Service revenue                        36,043          7,524         55,877         20,687
    Consumables revenue                    11,193              -         11,193              -
                                      -------------- -------------- -------------- --------------
                                          162,574         44,320        279,979        122,377
  Cost of sales                            91,071         23,669        153,115         64,357
                                      -------------- -------------- -------------- --------------
                                           71,503         20,651        126,864         58,020
                                      -------------- -------------- -------------- --------------

  Research and development, net            14,241          4,100         26,601          9,375
  Sales and marketing                      24,703          7,625         42,982         22,021
  General and administration               17,192          2,591         23,582          6,574
  Other (income) expense                       38         (1,320)        (2,076)          (727)
                                      -------------- -------------- -------------- --------------
  Operating income before
    undernoted items                       15,329          7,655         35,775         20,777
  Business integration costs                8,172              -          8,172              -
  Goodwill and other intangible
    assets amortization                    18,124              -         18,124              -
                                      -------------- -------------- -------------- --------------
  Earnings (loss) before income
    taxes and equity loss                 (10,967)         7,655          9,479         20,777
  Income tax expense (recovery)            (1,723)         2,943          6,367          8,434
  Equity loss                                 967              -            967              -
                                      -------------- -------------- -------------- --------------
  Net earnings (loss)                  $  (10,211)   $     4,712     $    2,145     $   12,343
                                      ============== ============== ============== ==============

  Earnings (loss) per common
   share
    - Basic, Canadian GAAP             $    (0.22)    $     0.17     $     0.06     $     0.45
                                      ============== ============== ============== ==============
    - Basic, U.S. GAAP                 $    (1.05)   $      0.17     $    (0.97)    $     0.45
                                      ============== ============== ============== ==============
    - Fully diluted, Canadian GAAP     $    (0.22)    $     0.15     $     0.06     $     0.41
                                      ============== ============== ============== ==============
    - Diluted, U.S. GAAP               $    (1.05)    $     0.16     $    (0.97)    $     0.43
                                      ============== ============== ============== ==============
  Retained earnings, beginning
    of period                          $   34,110    $    10,825     $   21,754     $    3,194
  Net earnings (loss)                     (10,211)         4,712          2,145         12,343
                                      -------------- -------------- -------------- --------------
  Retained earnings, end of period     $   23,889    $    15,537     $   23,899     $   15,537
                                      ============== ============== ============== ==============

                               CREO PRODUCTS INC.
                    Pro Forma Summary of Adjusted Operations
            (In thousands of U.S. dollars except earnings per share)

The following pro forma supplemental information excludes the effect of goodwill and other intangible asset amortization, business integration costs and the equity loss from the investment in Japan. This pro forma information is not prepared in accordance with generally accepted accounting principles.


                                                                                  Three months ended
                                                                                        June 30
                                                                                         2000
                                                                                      (unaudited)
----------------------------------------------------------------------------------------------------
Adjusted operating income                                                        $         15,329
Income tax expense                                                                         (3,832)
                                                                                 ------------------
Adjusted net operating income                                                              11,497
Cash tax recovery from the amortization of intellectual property                            2,218
                                                                                 ------------------
Adjusted earnings                                                                $         13,715
                                                                                 ==================
Basic adjusted earnings per share                                                $           0.30
                                                                                 ==================
Diluted adjusted earnings per share                                              $           0.28
                                                                                 ==================

                               CREO PRODUCTS INC.
                           Consolidated Balance Sheets
                         (In thousands of U.S. dollars)


                                                        June 30       June 30
                                                         2000           1999
                                                      (unaudited)   (unaudited)
-----------------------------------------------------------------------------------
ASSETS

Current assets
    Cash and cash equivalents                       $     61,850     $     42,621
    Accounts receivable                                  153,335           30,137
    Other receivables                                     53,948            5,270
    Inventories                                          140,533           30,232
    Income taxes receivable                                4,064                -
    Future income taxes                                   18,068                -
                                                   ---------------- ----------------
                                                         431,798          108,260
Investments and other assets                              37,572                -
Capital assets                                           102,911           38,209
Goodwill and other intangible assets                     365,600                -
                                                   ---------------- ----------------
                                                    $    937,881     $    146,469
                                                   ================ ================

LIABILITIES

Current liabilities
    Accounts payable                                $     84,177     $      8,428
    Accrued liabilities                                   89,789           12,612
    Income taxes payable                                       -            2,792
    Deferred revenue and deposits                         51,113           21,321
    Current portion of long-term debt                          -              296
                                                   ---------------- ----------------
                                                         225,079           45,449
Long-term debt                                                 -            6,438
Future income taxes                                       25,134                -
                                                   ---------------- ----------------
                                                         250,213           51,887
SHAREHOLDERS' EQUITY

Share capital                                            661,605           79,045
Contributed surplus                                        2,164                -
Retained earnings                                         23,899           15,537
                                                   ---------------- ----------------
Total shareholders' equity                               687,668           94,582
                                                   ---------------- ----------------
                                                    $    937,881     $    146,469
                                                   ================ ================